Exhibit 99.1

RYB Education, Inc. Reports Third Quarter 2020 Financial Results

BEIJING, December 7, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the third quarter of 2020.

Impact from COVID-19

In the first nine months of 2020, the COVID-19 pandemic caused substantial disruptions to the Company’s operations. Due to the extraordinary challenges presented by COVID-19, the Company’s facilities in China were temporarily closed for most of the first half of 2020. In response to the pandemic, the Company has taken prompt and proactive measures to ensure business sustainability and financial flexibility. These actions include in-school health protocols, supportive measures for franchisees and stringent cost control measures to strengthen the balance sheet and liquidity position. Thanks to the effective control of COVID-19 and an accelerated economic recovery in China, the Company’s facilities have begun a phased reopening in late May. By the end of September, most of the Company’s directly operated facilities in both China and Singapore had reopened. Moreover, over 90% of the Company’s franchise play-and-learn centers have resumed operations.

Third Quarter 2020 Operational and Financial Summary

•                  Number of students enrolled at directly operated facilities was 33,760 as of September 30, 2020, compared with 30,184 as of September 30, 2019.

•                  Net revenues were $32.6 million, compared with $43.7 million for the third quarter of 2019.

•                  Gross profit was $2.0 million, compared with $3.1 million for the third quarter of 2019.

•                  Net loss attributable to ordinary shareholders of RYB for the third quarter of 2020 was $7.1 million, compared with $3.3 million for the third quarter of 2019. Adjusted net loss attributable to ordinary shareholders1 of RYB for the third quarter of 2020 was $6.5 million, compared with $2.5 million for the third quarter of 2019.

•                  Cash generated from operating activities was $14.6 million in the third quarter of 2020, compared to $12.0 million for the third quarter of 2019.

“Thanks to the effective control of COVID-19 in China, our facilities have been able to begin a phased reopening as of late May, gradually resuming normal operation across the country. At the end of September, the back-to-school rate2 to our directly operated kindergartens in China was close to 90%, as we kept continuous communication with parents during the temporary closure period and undertook proactive preparations for reopening,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “We also provided our franchisees with various forms of support, helping to maintain stable franchise operations during the temporary closure. To date, our franchised facilities have largely resumed normal operation. The Company has encountered many challenges brought by the COVID-19 pandemic since the first quarter of 2020. In response to these unprecedented circumstances, we effectively adjusted operations and took decisive measures in cost reduction.

“In addition, the Company continues to improve the efficiency of its core business and aims to maximize customer value through its online system empowerment. In terms of our play-and-learn center franchise operation, a new pilot management system is under way to our franchisees which will cover aspects of daily operation including marketing, enrollment, and teaching. Similarly, we look forward to introducing the management and service system of kindergarten to facility operators in the future as that system has been continuously improved during the use of the directly operated kindergartens. We are excited about innovations in operations systems and digital tools, coupled with the enrichment of educational content, which can help us better reach and provide services to children and families directly. Closely following regulatory requirements and actively responding to preschool policies, we firmly believe in our long-term value proposition and healthy growth potential, which is enhanced by our efforts in digitalization and innovations in educational practices in early education,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, added, “We are pleased with our business recovery in the quarter as the Company, as of the beginning of September, resumed operations at most of its directly operated and franchise facilities. In the third quarter, thanks to our success in reopening facilities and the efforts we made to restore our core business operations, our top line recovered with more than 150% growth from the previous quarter. In addition, SG&A expenses decreased by 26.8% compared with the same quarter last year, as we continued to adopt stringent cost control measures. Cash balance also improved by $11.4 million from the end of the second quarter which gave us additional financial flexibility and a solid foundation for operations. Going forward, we will stay focused and continue to optimize the standardized operation of our kindergartens and play-and-learn centers, provide more systematic and standardized support to local operations, and improve operational performance and efficiency of facilities.”

1  Adjusted net loss attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

2  Back-to-school rate refers to the percentage of the students returned to school who had been enrolled before the temporary closure of the Company’s directly operated facilities in China due to COVID-19.

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the third quarter of 2020 were $32.6 million, compared with $43.7 million for the same quarter of 2019.

Service revenues for the third quarter of 2020 were $29.8 million, compared with $39.5 million for the same quarter of 2019. The decrease was primarily caused by decreased tuition fees due to COVID-19 impact. While over 60% of the directly operated facilities in China have gradually resumed operations since late May, another over 30% reopened in September. The decrease in service revenues was partially offset by increase of tuition fee revenues of the Singapore operations, contributed by an increase in student enrollment and a few newly opened facilities in Singapore.  Franchise service revenues also decreased due to the slowdown of play-and-learn center network expansion and lower revenues generated from existing franchisees as their recovery from operation suspension was gradual in the third quarter after reopenings in late May.

Product revenues for the third quarter of 2020 were $2.8 million, compared with $4.2 million for the same quarter of 2019. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network as their recovery from operation suspension was gradual in the third quarter since its resumption in late May.

Cost of Revenues

Cost of revenues for the third quarter of 2020 was $30.5 million, a 24.8% decrease from $40.6 million for the same quarter of 2019. Cost of revenues for services for the third quarter of 2020 was $29.2 million, compared with $38.5 million for the same quarter of 2019. The decrease was primarily due to decrease in staff compensation, direct cost and rental cost at the Company’s directly operated facilities and staff compensation of the Company’s franchise business units. Cost of products revenues for the third quarter of 2020 was $1.4 million, a 33.3% decrease compared with $2.1 million for the same quarter of 2019.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 were $2.0 million, compared with $3.1 million for the same quarter of 2019.

Gross margin for the third quarter of 2020 was 6.2%, compared with 7.1% for the same quarter of 2019.

Operating Expenses

Total operating expenses for the third quarter of 2020 were $5.5 million, compared with $7.6 million for the same quarter of 2019. Excluding share-based compensation expenses, operating expenses were $4.9 million, a decrease of 27.3% from $6.8 million for the third quarter of 2019.

Selling expenses for the third quarter of 2020 were $0.5 million, compared with $0.8 million for the same quarter of 2019.

General and administrative (“G&A”) expenses for the third quarter of 2020 were $5.0 million, compared with $6.7 million for the same quarter of 2019. Excluding share-based compensation expenses, G&A expenses were $4.4 million for the third quarter of 2020, representing a 25.5% decrease from $5.9 million for the same quarter of 2019. The decrease in G&A expenses, excluding share-based compensation expenses, was primarily due to strict cost control measures carried out in the Company headquarters, especially in staff compensation, professional fees, travel and other operational expenses. The share-based compensation expenses included in G&A expenses were $0.6 million for the quarter.

Operating loss

Operating loss for the third quarter of 2020 was $3.5 million, compared with $4.4 million of operating loss for the same quarter of 2019. Adjusted operating loss3 was $2.9 million for the third quarter of 2020, compared with a loss of $3.7 million for the same quarter of 2019.

Net loss

Net loss attributable to ordinary shareholders of RYB for the third quarter of 2020 was $7.1 million, compared with $3.3 million for the same quarter of 2019. Adjusted net loss attributable to ordinary shareholders of RYB, which excluded the impact of $0.6 million of share-based compensation expense for the third quarter of 2020, was $6.5 million, compared with $2.5 million for the same quarter of 2019.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the third quarter of 2020 were $0.26 and $0.26, compared with $0.12 and $0.12, respectively, for the same quarter of 2019. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders4 of RYB for the third quarter of 2020 were $0.23 and $0.23, compared with $0.09 and $0.09, respectively, for the same quarter of 2019.

EBITDA5 for the third quarter of 2020 was an income of $0.5 million, compared with a loss of $1.3 million for the same period of 2019. Adjusted EBITDA6 for the third quarter of 2020 was an income of $1.1 million, compared with a loss of $0.5 million for the same quarter of 2019.

Balance Sheet

As of September 30, 2020, the Company had total cash and cash equivalents of $59.7 million, compared with $68.7 million as of December 31, 2019. The decrease in cash and cash equivalents balances was mainly due to the operating cash outflow of $4.4 million during the first nine months of 2020 as a result of the impact of the pandemic.

Operating Cash Flow

Cash generated from operating activities were $14.6 million during the third quarter of 2020, compared with $12.0 million from operating activities during the third quarter of 2019.

3  Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  EBITDA is defined as net income excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

6  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

Business Outlook

The majority of our facilities have been reopened as of the date of this press release, and we expect our business to continue to recover from the pandemic during the fourth quarter. Based on the information available as of the date of this press release, for the fourth quarter of 2020, the Company’s management currently expects net revenues to be in the range of $42.0 million and $43.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, December 8, 2020 (9:00 p.m. Beijing Time on December 8, 2020). Listeners may access the call by dialing:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until December 15, 2020 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10150354

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as  net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	59,691	68,728
Term deposits	—	1,005
Accounts receivable, net	1,688	2,804
Inventories	6,336	7,256
Prepaid expenses and other current assets	9,666	10,279
Loan receivables	884	1,149
Amounts due from related parties	—	349
Assets held for sale	1,894	—
Total current assets	80,159	91,570

Non-current assets:
Restricted cash	976	710
Property, plant and equipment, net	47,802	50,142
Intangible assets	14,653	17,700
Goodwill	45,061	52,687
Long-term investments	767	5,237
Deferred tax assets	11,575	18,161
Operating lease right-of-use assets	83,206	83,403
Other non-current assets	14,732	16,484
Total assets	298,931	336,094

Liabilities
Current liabilities:
Prepayments from customers, current portion	2,025	5,904
Accrued expenses and other current liabilities	54,918	56,472
Income tax payable	17,060	14,929
Operating lease liabilities, current portion	18,367	16,399
Deferred revenue, current portion	52,605	31,993
Amounts due to related parties	—	124
Long-term debt, current portion	26	87
Total current liabilities	145,001	125,908

Non-current liabilities:
Prepayments from customers, non-current portion	—	2,508
Deferred revenue, non-current portion	4,087	5,531
Operating lease liabilities, non-current portion	71,216	71,012
Other non-current liabilities	11,225	11,034
Deferred income tax liabilities	2,459	3,384
Total liabilities	233,988	219,377

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	September 30, 2020	December 31, 2019
Mezzanine equity
Redeemable non-controlling interests	9,588	8,801

Equity
Ordinary shares	29	29
Treasury stock	(10,554)	(12,000)
Additional paid-in capital	140,625	139,843
Statutory reserve	4,060	4,060
Accumulated other comprehensive (loss) income	(1,966)	141
Accumulated deficit	(80,561)	(33,553)
Total RYB Education, Inc. shareholders’ equity	51,633	98,520
Non-controlling interest	3,722	9,396
Total equity	55,355	107,916
Total liabilities, mezzanine equity and total equity	298,931	336,094

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,
	2020	2019
Net revenues:
Services	29,755	39,513
Products	2,797	4,220
Total net revenues	32,552	43,733
Cost of revenues:
Services	29,150	38,539
Products	1,383	2,073
Total cost of revenues	30,533	40,612
Gross profit	2,019	3,121

Operating expenses
Selling expenses	513	845
General and administrative expenses	5,027	6,719
Total operating expenses	5,540	7,564

Operating loss	(3,521)	(4,443)
Interest income	102	71
Government subsidy income	1,103	170
Loss on disposal of subsidiaries	(168)	—

Loss before income taxes	(2,484)	(4,202)
Less: Income tax (benefits)/expenses	3,725	(828)

Loss before loss in equity method investments	(6,209)	(3,374)
Loss from equity method investment	(128)	(164)

Net loss	(6,337)	(3,538)
Less: Net (loss) income attributable to non-controlling interest	794	(279)
Net loss attributable to ordinary shareholders of RYB Education Inc.	(7,131)	(3,259)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.26)	(0.12)
Diluted	(0.26)	(0.12)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.26)	(0.12)
Diluted	(0.26)	(0.12)

Weighted average shares used in calculating net loss per ordinary share
Basic	27,736,777	27,586,346
Diluted	27,736,777	27,586,346

Net loss	(6,337)	(3,538)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(360)	(2,149)
Total comprehensive loss	(6,697)	(5,687)
Less: Comprehensive (loss) income attributable to non-controlling interest	1,122	(861)
Comprehensive loss attributable to RYB Education, Inc.	(7,819)	(4,826)

Note 1:  Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP and non-GAAP results

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,
	2020	2019
Operating loss	(3,521)	(4,443)
Share-based compensation expenses	617	790
Adjusted operating loss	(2,904)	(3,653)

Net loss attributable to ordinary shareholders of RYB Education, Inc.	(7,131)	(3,259)
Share-based compensation expenses	617	790
Adjusted net loss attributable to ordinary shareholders of RYB Education, Inc.	(6,514)	(2,469)

Net loss	(6,337)	(3,538)
Add: Income tax (benefits) expense	3,725	(828)
Depreciation of property, plant and equipment, and amortization of intangible assets	3,076	3,068
EBITDA	464	(1,298)
Share-based compensation expenses	617	790
Adjusted EBITDA	1,081	(508)

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.26)	(0.12)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.26)	(0.12)

Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.23)	(0.09)
Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.23)	(0.09)

Weighted average shares used in calculating basic net loss/adjusted net loss per ADS(Note1)	27,736,777	27,586,346
Weighted average shares used in calculating diluted net loss per ADS(Note1)	27,736,777	27,586,346
Weighted average shares used in calculating diluted adjusted net loss per ADS(Note1)	27,736,777	27,586,346

Adjusted net loss per share- Basic	(0.23)	(0.09)
Adjusted net loss per share- Diluted	(0.23)	(0.09)

Note 1:  Each ADS represents one Class A ordinary share.